Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following contains excerpts from a transcription of a video posted the US Airway’s employee website on March 22, 2013.

Pilots

John:    Hi everybody and welcome to our first Pilot Crew News since we made our announcement here in Phoenix. So thanks everybody for taking time to come out for lunch and to give us your thoughts and feedback. As I mentioned, this is the first one since the proposed merger was announced. So prior to that we were under a non-disclosure agreement, and now that’s over at least in the sense that we can now talk publicly about what’s going on with the merger, so a lot of questions that may have been a little difficult to address before we could address now. There are a couple of great places for that information if you haven’t already had access to it. www.newAmericanarriving.com is a joint website that ourselves and American put together to be able to answer questions, show interactive route maps, talk about the benefits to employees, customers, and communities. So I encourage you if you haven’t had a chance to go to www.newAmericanarriving.com. Please do. I think you’ll find a lot of very interesting and informative stuff there. We also have a site on wings right in the center column on wings when you sign in, you can click and get to the website there, have information videos, a number of FAQs there are also for your information.

[. . . ]

So having said all that, I’ll turn it over to Scott.

Scott Kirby:    Thank you John and thank you all for coming out and spending your lunch hour with me. It’s great to be back doing Crew News again. I haven’t done one in a while and actually I don’t think the company’s done one in a while. [. . . ]

But all that set the stage for the biggest event, I think, in our collective history, which is a merger with American. This is an exciting time to be a part of U.S. Airways in my opinion. It’s a fantastic opportunity for the employees of both American and U.S. Airways. Not just for the employees, but for our customers, for our investors, for really everyone associated with each of our two airlines. But from your perspective being part of the largest airline in the world, but not only the largest airline in the world, also what I think very strongly is going to be the best and most successful airline in the world. We come into this with a great set of assets with the best domestic route network of anyone, of any of our competitors. A fantastic operation to Europe where you put U.S. Airways and American together and we go from kind of three and four in Europe to neck and neck with United and Delta to Europe, a Latin American franchise that American already starts from a number one position. And you only make it better with our Mexico and Caribbean service, and by a wide margin the strongest Latin American network of anyone. A nice Asian network, and to Asia, a growing part of the world’s economy, a network that gives us opportunity for growth, and places to grow both organically and through partnership so there are exciting years ahead for the New American Airlines and its just going to be a lot of fun to be a part of that. It’s not only a fantastic route network and a great financial story, this is a chance to have a new paradigm with all of us being on one team together. We’ve all experienced in our careers, you know, less than optimal relationships between labor, particularly unions, and management and company.

And this is a chance where we’re coming into this by-in-large all aligned. And we’re never going to agree on everything and we are going to have disputes about stuff. But, you know, ninety-five percent of the time we should be on the same team and pulling together and making the pie bigger and doing things together. And we really are in this case. And we have a great opportunity to create that, to create a new culture, a culture that will be unique amongst major carriers, and something that I’m really excited about the chance to be a participant in. So it’s just a fantastic future, something that we can spend more time talking about it. I think I can answer most questions. There

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may be a few that I can’t, and still not allowed to answer, but I can answer most questions that we couldn’t before. So I look forward to talking about that but anything else that anyone wants to talk about.

[. . . ]

Audience Question:    So I’m moving from the West Coast to the East Coast or to Philadelphia actually and just my question is on base realignment through the merger. If I move to Philadelphia and buy a house do you think I can reasonably plan on staying there for a long time?

Scott Kirby:    Well, I’m confident that the Philadelphia base will be open for a long time. I’m hopeful that there’ll be enough upgrade opportunities for you that you may choose to move to take advantage of an upgrade opportunity. But the Philadelphia base will be open for a long time. Philadelphia is really one of the crown jewels at U.S. Airways today. And you didn’t ask this question. But I get it from others so I’m going to answer a longer question about Philadelphia and JFK because I often get a question from people about what’s going to happen with Philadelphia and JFK because they’re a hundred and twenty miles apart, and can you have two hubs that are a hundred and twenty miles apart? And while they’re geographically proximate, the reality is they serve almost entirely different markets. The American operation at JFK is mostly a local market. So its people going to and from New York because American has fewer than a hundred flights a day there. It’s not a connecting hub like Philadelphia is. It’s mostly sort of bringing people to and from and there’s some fantastic markets, Heathrow, South America, some fantastic markets, the transcom market out of JFK. But it’s really not a connecting market. People that live in New York or that are going to New York aren’t flying into Philadelphia and driving or connecting up to New York. They’re mostly flying the non-stop flight. So we’re not really in our Philadelphia hub. We’re not competing for that New York market. In Philadelphia what we’re doing is we’re competing for the local Philadelphia market. Again, those customers generally aren’t driving to New York to connect.

But what we’re also doing in Philadelphia that makes Philadelphia unique is we’re connecting customers from the entire continental United States. So some sixty destinations connect and funnel through Philadelphia. You can’t do that at JFK because there’s not enough facilities or not enough slots for current American or new American, you know, to turn that into a five hundred flight a day hub like Philadelphia is. So Philadelphia is the connecting point. It’s one of the best international gateways because of geography. It’s a large local market but the geography means we can funnel customers from the entire United States through Philadelphia onto Europe. And it surprises a lot of people. While American has fantastic markets like JFK to Heathrow, and other European markets, U.S. Airways serves almost twice as many destinations in Europe as does American. That’s because we can funnel customers from all across the country. So that’s not the question I know that you asked about Philadelphia but I get that question a lot about Philadelphia versus JFK. And the reality is each of those markets just gets stronger because we build a better customer base across the entire country, particularly in the Northeast that makes each of those two bases stronger than they would be on a standalone basis. Stacy…?

Audience Question:    Scott, just curious, where are we going to park all the American planes here in Phoenix?

Scott Kirby:    So I got that question the last time too. I’m not sure yet. There’s more work to be done. I suspect though that moving the American operation into our terminal four is not going to be as challenging as it would seem on paper even though they have a lot of flights out of Phoenix

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because mostly they’re going to fall in the off peak periods for us. Because we run a hub, we have big banks that come in and we have a couple of peaks a day where we’re really crowded, but the rest of the day we’re open. And most of the American flights – I suspect - are going to fit into that period a day when we’re relatively open. But that’s work that has yet to be done in detail. There’s hundreds of airports around the country that we’re going to combine in. And there’s probably going to be a handful that are challenging. But I hope Phoenix won’t be one of the challenging airports.

Audience Question:    Could you talk briefly about the relationship between Los Angeles and Phoenix the way you talked about Philly and JFK at first?

Scott Kirby:    Yeah, that’s another good question and one I got in the last session. Phoenix will be our principal, western, connecting hub supporting the international operations out of Los Angeles. Much like JFK and Philly, Los Angeles, because of geography, really isn’t a connecting complex and a connecting hub because it’s the corner of the country. So it’s hard to connect passengers there. It’s mostly a local market for American with really nice international operations, the transcoms, and then hub service. So Phoenix is the western connecting complex and the connecting hub. So I think Phoenix only gets stronger as a result of the merger. I mean Phoenix on its own has the challenges that we’ve talked about in the past. It’s less business traffic, more leisure oriented but a market that’s doing well today, and has gotten much better in the past couple of years as both Southwest and U.S. Airways right size capacity, got capacity more in line with demand and more in line with where demand is. It can support a hundred ten dollar a barrel oil. So Phoenix is doing well and Phoenix only gets stronger as a result of this merger. Phoenix is one of the largest, non-hub cities on a frequent flyer basis for American. And we add all those customers, customers that used to connect through Dallas or Chicago, and we add those customers to our network, we’ll get stronger across the entire east and Midwest, and all those customers. It just creates a larger customer base, more corporate accounts to either fly to and from Phoenix or to connect through Phoenix. So I think Phoenix gets – I know Phoenix only gets stronger as a result of the merger and know that its near term and think that its long term role will be the principle western connecting hub.

Audience Question:    Okay, great, thanks. And then I was just wondering theoretically speaking once the plan of reorganization is approved and all that, theoretically speaking could a west crew fly to Philly and then fly to Antiqua let’s say on east metal? And could an east or a west first officer replace an east first officer in Phoenix, you know?

Scott Kirby:    Once we get to a single operating certificate, well first on the seniority integration process in this case, unlike the last merger, which you’re all familiar with the travails of the seniority integration. In this merger that won’t happen because we’ve already got a deal. And while I’m here I should thank Gary Hummel, the negotiating committee, the board. You know, those guys really went out on a limb to work with the company something USAPA hasn’t had a history of doing. But you know they did, they stepped up and did what’s best for all of you. So regardless of what you think about someone’s politics or whether they’re east or west, I think all of us owe Gary and all the members of the negotiating committee a debt of gratitude for getting that done because, you know, it wasn’t always easy for them. And the board, the full board stepped up and unanimously voted to approve and send an MOU out. So thank you to them, which got me side tracked.

But so the seniority integration process in this case will follow – you know, there’s a contractual process that’s now setup with APA and USAPA. They’ll follow that process. It’ll likely wind up in a McCaskill bond arbitration and we’ll get a result and it’ll just get implemented. Unlike the last

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merger which had contract ratifications still yet to go before it got implemented. This time it’ll just happen and it’ll get implemented. There may – so the reason I’m saying all of that is because from a company’s perspective once we’re to a single operating certificate there’ll be no restrictions about who flies where doing anything like that. But it’s possible that when USAPA works with APA in your seniority integration processes, there may be fences or other kinds of restrictions that results from the seniority integration process. But from a technical sort of FAA, single operating certificate there won’t be any limitations though there may be restrictions that come about through the seniority integration process, something that the unions, again, will control as they did in the last merger.

Audience Question:    Yeah, and that single operating certificate will happen after the POR, correct?

Scott Kirby:    Yes, that’ll take about eighteen months after the POR.

Audience Question:    Okay. So at the POR you don’t expect west crews to be flying east airplanes, correct?

Scott Kirby:    Actually, after the MOU is done I think technically we could do that. I don’t know that that will happen. I’m looking around. I think technically we could. But from a practical perspective crew scheduling, it won’t happen much if it happens at all.

Audience Question:    Yeah. But well, if that…

Scott Kirby:    But there are – after actually the POR there is no such thing as an east airplane or a west airplane.

Audience Question:    Okay, well, you know, in that case could technically the nickel outcome be implemented, you know? I mean if its technically possible for us to fly together wasn’t that one of the conditions of the transition agreement once we have a labor agreement and crews are flying together then the nickel outcome comes into effect. Is that not right or…?

Scott Kirby:    No.

[. . . ]

Audience Question:    [. . . ] Let me just say congratulations on the merger. I did not expect when I got hired at America West way back in January 6, 1997 that I would be flying for the world’s largest airline. So I’m very proud of the America West culture, the can do spirit that you and Doug were part of that merged with U.S. Airways, turned U.S. Airways into an operational performance within impeccable maintenance. And I’m really, really proud that the little airline that could did indeed. So thank you.

Scott Kirby:    Well, thank you. And thanks to all of you. [Applause] It’s not just America West. We had that as well. But you know I know that if I was in an east Crew News there’s much of that same spirit of people counted them out, down and out, at various times over the year. And it’s a remarkable story for all of us that are here today to be in the position where we are. And you know, a decade ago or a month after 9/11 if somebody had said this is what was going to happen to both America West and U.S. Airways, two airlines that people counted as down and out, no one would have believed it. So it really is remarkable. It shows you what people working together, hard work,

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doing what’s right, doing – making the hard decisions when you have to make the hard decisions, what people can accomplish if they work as a team. And it’s even more exciting now because we’re going into a merger where we’re going to have better assets, the best assets in the world, and we have a hundred thousand people that are willing to work as a team. It literally gives me chills right now to think about what we can accomplish all working together when you look at what we’ve accomplished but so much less. So thank you. Next question, Cathy Gay is always hard to follow.

Audience Question:    Okay, I’ll ask it. While you did say Phoenix would be a strong hub for relief to or funneling connecting passengers to the west coast and/or international. That doesn’t mean that we’re going to stay the size that we are as a pilot force. What do we see with the rolling block hours now that we don’t have to maintain them yearly but we can – it goes on a rolling twelve months. Do we see Phoenix downsizing where all the new hires will continue to go east and we won’t – eventually some of the west people will be transferred to the east or Dallas or Chicago?

Scott Kirby:    Well, the MOU doesn’t have anything to do with it. So Phoenix isn’t the size it is today because of the block hour requirements at all. So the size of Phoenix is completely independent of that. And I don’t see any real, in the foreseeable future, change in Phoenix capacity really either up or down. You know, there’s some potential I think over time for international service, long haul international service out of Phoenix which would be a big increase but that won’t happen immediately. We’ll have a much better position in some of the international countries like London, you know, we’re we’ll now be part of one world. We’ll have a partner and British Airways will have slots, you know, much easier to fly a market like that than we could today. We got sales force in Tokyo that we don’t have at U.S. Airways today. So I think there’s potentially international growth opportunities here but in the near term I don’t see really any change. I don’t anticipate any dramatic change one way or another. And its – today it’s not dependent on, at all on, the block hour restrictions that you see you guys fly L.A., Charlotte, and flights like that today because L.A., Philly, you know, other stuff like that because as the block hours have moved the pilots just move with it. So we don’t keep flying here in Phoenix based on the minimum block hour, minimum fleet. And so I don’t think – that’s not going to change anything at all.

Audience Question:    A couple of days ago it was reported by a couple of news services, the department of justice is not happy with the pay raises and Mr. Horton’s dismissal fees. Has management devised a plan to counteract their complaints and everything?

Scott Kirby:    Well, that’s a process that’ll get worked out through the bankruptcy court. But I will actually defend Tom’s pay package. Like if you look at what’s happening at American for all the criticism they may have received in the media at times, you know, they’ve done a pretty remarkable job of restructuring the company. They’re going to come out and it looks like, at least as of today, that the creditors are going to get paid in full. And even the equity, the shareholders from pre-bankruptcy American are going to get money. American stock is trading at – I haven’t looked at it in the last couple days – but around four dollars a share. So that’s a pretty – not just pretty, that’s a remarkably successful restructuring particularly when you’ve compared it to other restructurings just in bankruptcy in general. But certainly across the airline industry. And so that conversation I think, not only for Tom for the rest of the senior management, while that’s an awful lot of money, I know compared to what they potentially could have made on a standalone basis, is not a lot. And it’s less than Northwest and United CEOs got taking their companies through bankruptcy. So, you know, we’ve agreed to this as one of the deals, one of the merger terms and we’ll – I’m not sure what the bankruptcy process will be. But we will help defend the deal that we signed and that we agreed to. And we agreed to it with our eyes wide open and that’s the way it is.

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Audience Question:    Hi Scott, Dennis Haworth. I’m a flight crew training instructor here in Phoenix. I want to kind of back up what Steve said here. Congratulations on the teams’ work on the merger. I think we’re all excited to be part of it and want to turn American, the new American into, not only the biggest, but the best airline in the world. So everyone here is committed to that. My question is about training that’s coming up. I work in the training department here. I see American has traditionally been a training-all-in-one-location type of an airline. With the training challenges that we see in the future with retirements, aircraft transitions, rest rules, things like that, I foresee a lot of training in the future. So kind of a two part question here. How much are we able to work together at this point in the process? And what do you foresee as meeting that large training challenge going forward?

Scott Kirby:    Okay. And I’m sure a third part of that question is is the Phoenix training center going to stay open even though you didn’t say it. So first, legally we’re allowed to do a lot with American. There’s an antitrust rule called gun jumping. So we’re not allowed to do – we’re not allowed to gun jump. So we’re not allowed to start implementing changes until after the merger but we can – with a few exceptions in some different areas like pricing and competitive areas – we can largely start planning almost anything we want. And we are doing an awful lot of planning. I’m spending a couple of days a week in Dallas and I’m leaving from this Crew News and headed to the airport to fly to Dallas. There’s a team of people that are there today. So there’s a lot of planning work that is started and that’ll continue all the way up through the close of the merger. We haven’t started looking at something like flight training centers. And that likely will probably be a little further down the road before we do because in the near term we know we’re going to keep flight training centers, all the flight training centers open. You know, I can’t imagine that you’d close one until you’re some time past single operating certificate which is going to be eighteen months after PORs, which is just a decision that can get made later down the road. So it’s probably a while before a decision like that really gets made.

What I’d say is, you know, in the last merger we wound up keeping two training centers open because, you know, we probably wouldn’t have opened two just, you know, if you were just building more capacity to put it all at either Phoenix or Charlotte. But when you’ve already got training centers and you have sims here, and you have people here and you know, its – that’s a different financial analysis to move it than it is to build something new. So the last time around we decided to keep both training centers open. I don’t know for sure if that’ll be the answer at this time. But certainly for the foreseeable future, you know, for Charlotte and Phoenix, they’re going to both stay open in addition to Dallas. And you know that’s a decision we made once so we’ll see what happens moving forward. It’s also, you know, the case that American doesn’t have Airbus equipment today and they’re going to be bringing a lot of Airbus equipment on. And you know, we’ve already got an Airbus program and Airbus sims and so there may be even some synergy of keeping it in one of these two places. It may not but there may be.

Alright, well, last call for questions. Alright, well, thank you all very much, good questions. It’s good to be back doing Crew News again. It’s an exciting time. And the next few years, you know, are going to be, I think, fantastic. There’s going to be a great place for you guys for a career. We’re building, not only as you said, the biggest but the best airline in the world; this is going to be just a fantastic place. I can hardly wait to really get running on it and we’re already jogging. But I can hardly wait to really get running on making this happen. So thank you all very much.

[Applause]

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

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Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.